UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc. 11690 NW 105 Street
Miami, Florida 33178

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter Relating to Plan Merger

As discussed in Note 1 to the financial statements, MXD Group, Inc. Retirement Savings Plan was merged into Ryder System, Inc. 401(k) Savings Plan effective December 31, 2018. Our opinion has not been modified with respect to this matter.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2015.
Miami, Florida
June 11, 2019

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2018	2017
Assets
Investments at fair value	$1,007,564,164	$1,119,506,981
Investments at contract value	133,796,827	130,490,820
Receivables:
Notes receivable from participants	35,813,570	35,009,755
Participant contributions	742,639	554,430
Employer contributions	19,425,221	20,406,612
Due from broker	14,126	50,057
Contribution receivable from MXD Plan (Note 1)	13,143,566	—
Total receivables	69,139,122	56,020,854

Total assets	1,210,500,113	1,306,018,655

Liabilities
Due to broker	66,523	88,647
Other liabilities	232,979	75,419
Total liabilities	299,502	164,066

Net assets available for plan benefits	$1,210,200,611	$1,305,854,589

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2018	2017
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in value of investments	$(114,873,560)	$188,086,240
Dividends	25,298,539	19,508,191
Interest	2,461,110	2,133,564
Net investment (loss) income	(87,113,911)	209,727,995

Interest income on notes receivable from participants	1,370,743	1,157,738

Contributions:
Employer	32,592,561	31,702,195
Participants	55,537,897	49,633,457
Participant rollovers	7,229,061	5,221,496
Total contributions	95,359,519	86,557,148

Total additions	9,616,351	297,442,881

Deductions from net assets attributed to:
Benefits paid to plan participants	116,955,353	97,542,135
Administrative expenses	1,458,542	1,598,924
Total deductions	118,413,895	99,141,059

Net (decrease) increase	(108,797,544)	198,301,822
Transfer in from related plan (Note 1)	13,143,566	—

Net assets available for plan benefits:
Beginning of year	1,305,854,589	1,107,552,767
End of year	$1,210,200,611	$1,305,854,589

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (the “Company”) and its subsidiaries that have adopted the Plan are eligible to participate in the Plan beginning on the first day of the month following completion of a six month period of service. Prior to January 1, 2016, employees were eligible to participate immediately. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) the IRS limit of $18,500 and $18,000 for 2018 and 2017, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,000 in addition to the IRS limit of $18,500 for the year ended December 31, 2018 and $18,000 for the year ended December 31, 2017. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty- six investment options and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. In no event will a new hire or re-hire be eligible to receive employer contributions.

Additionally, the amendment replaces the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the Company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by the Company on December 31st of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2018 and 2017, the Company did not make any discretionary matching contributions.

Contributions are subject to certain IRS limits.

On June 15, 2018, the Plan was amended to include employees acquired through the Metro Truck and Tractor Leasing, Inc. (“MTTL”) stock acquisition. Effective June 15, 2018, these employees were subject to the terms of the Plan with the exception of the service and vesting period. Previous MTTL employees who became employed at Ryder System, Inc. were credited with all service as employees of Metro Truck & Tractor Leasing, Inc. and its subsidiaries that were recognized as eligibility and vesting service under the Metro Truck and Tractor Leasing, Inc. 401(k) Plan as of June 15, 2018.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Effective December 31, 2018, the Plan was amended to reflect the merger of the MXD Group, Inc. Retirement Savings Plan ("MXD Plan") with and into the Plan. The assets and liabilities of the MXD Group, Inc. (now Ryder Last Mile or “RLM”) Plan were merged effective December 31, 2018. As a result of the merger, the assets due to the Plan were recorded as a contribution receivable from MXD Plan of $13,143,566 in the Statement of Net Assets Available for Plan Benefit as of December 31, 2018. The contribution receivable is composed of:

Participant contributions	$7,670,300
Employer contributions	4,764,479
Participant rollovers	708,787
$13,143,566

The acquired RLM employees who met the requirements and were deemed eligible to participate under RLM’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired RLM employees are eligible to receive a 50% Company match of participant contributions up to 6% of eligible pay. All acquired RLM participants who were employed with MXD Group, Inc. on the plan merger date of December 31, 2018 shall vest in their prior MXD employer contributions based on the MXD vesting schedule:

Number of Years of Vesting Service	Vested Percentage
1	25%
2	50%
3	75%
4	100%

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2018 and 2017, employer contributions were reduced by $1,448,566 and $1,543,388, respectively, from forfeited nonvested accounts. At December 31, 2018 and 2017, forfeited nonvested accounts available to reduce future employer contributions totaled $200,943 and $10,226, respectively.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter. The loan’s interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2018 and 2017, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants is measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through June 11, 2019, the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements
In August 2018 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Plan is assessing the impact on its disclosures of adopting the updated standard.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.	Quoted prices for similar assets or liabilities in active markets

b.	Quoted prices for identical or similar assets or liabilities in inactive markets

c.	Inputs other than quoted prices that are observable for the asset or liability

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3:    Inputs that are unobservable inputs for the asset or liability.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2018 and 2017.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The investment objective of each portfolio is to achieve a high total return until its target retirement date. Thereafter, each portfolio's objective will be to seek high current income and, as a secondary objective, capital appreciation. There are no trading restrictions on these investments. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

Short-term money market instruments: stated at net asset value. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
	2018	2017
Investments in the fair value hierarchy: (a)
Mutual funds	$385,535,581	$437,264,892
Ryder System, Inc. common stock	57,394,319	92,331,376
	442,929,900	529,596,268

Investments measured at net asset value: (b)
Common collective trusts	560,729,551	585,851,691
Short-term money market instruments	3,904,713	4,059,022
	$1,007,564,164	$1,119,506,981
__________________________________________

(a)	Mutual funds and Ryder System Inc. common stock have been classified within Level 1 of the fair value hierarchy.

(b)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels
For years ended December 31, 2018 and 2017, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments: the redemption notice period is applicable only to the Plan.

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$560,729,551	N/A	Daily	N/A
Short-term money market instruments	$3,904,713	N/A	Daily	N/A

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$585,851,691	N/A	Daily	N/A
Short-term money market instruments	$4,059,022	N/A	Daily	N/A

4.	Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5.	Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty- six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.	Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,191,990 and 1,096,963 shares at December 31, 2018 and 2017, respectively), and recorded dividend income ($2,365,619 and $2,067,002 in 2018 and 2017, respectively), net realized gains on sale ($2,162,575 and $4,830,295 in 2018 and 2017, respectively) and net unrealized (depreciation) appreciation in value of these securities (($42,099,529) and $6,403,754 in 2018 and 2017, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $1,036,511 and $1,130,911 for the years ended December 31, 2018 and 2017, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.	Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

8.	Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code(the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a qualified plan pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan within a taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for plan benefits per the financial statements	$1,210,200,611	$1,305,854,589
Adjustment for fair value of fully benefit-responsive investment contracts	(1,169,763)	(781,418)
Adjustment for contributions receivable from MXD plan	(13,143,566)	—
Net assets available for plan benefits per the Form 5500	$1,195,887,282	$1,305,073,171

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2018	2017
Total additions per the financial statements	$9,616,351	$297,442,881
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	781,418	(119,558)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,169,763)	(781,418)
Total income per the Form 5500	$9,228,006	$296,541,905

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	-	2.170%	**	$3,168,153
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	-	1.720%	**	736,560
	Total Short-Term Money Market Instruments				3,904,713

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	-	2.000%	**	843,626
	ABN AMR BNK	8/27/2021	3.400%	**	403,840
	AIG GLBL FND	7/2/2020	2.150%	**	332,567
	AIG GLOBAL	6/25/2021	3.350%	**	249,152
	AT&T INC	6/30/2020	2.450%	**	150,996
	ABBVIE INC	5/14/2020	2.500%	**	110,293
	AIR LEASE CORP	3/1/2021	2.500%	**	145,508
	ALIMENTATION	12/13/2019	2.350%	**	376,908
	AMOT 2018-1 A2	1/17/2023	2.700%	**	258,336
	AMOT 2018-2 A	5/15/2023	3.290%	**	321,294
	AMERICAN ELECTR	11/13/2020	2.150%	**	166,081
	AMERICAN EXPRESS	9/14/2020	2.600%	**	279,249
	AMXCA 2017-3 A	11/15/2022	1.770%	**	269,309
	AMXCA 2017-6 A	5/15/2023	2.040%	**	219,764
	AMXCA 2018-4 A	12/15/2023	2.990%	**	256,008
	AMXCA 2018-6 A	2/15/2024	3.060%	**	256,261
	AMXCA 2017-1 A	9/15/2022	1.930%	**	376,821
	AMERICAN HONDA FINANC	11/13/2019	2.000%	**	298,455
	AMERICAN HONDA FIN	2/12/2021	2.650%	**	399,574
	AMERICAN INTL GRP	3/1/2021	3.300%	**	78,591
	ANALOG DEVICES	1/12/2021	2.950%	**	301,514
	ANHUESER-BUSCH	2/1/2021	2.650%	**	150,086
	AUS & NZ BKG	8/19/2020	2.125%	**	247,932
	BACCT 2017-A1	8/15/2022	1.950%	**	202,731
	BACCT 2017-A2	1/17/2023	1.840%	**	294,875

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	BACCT 2018-A1	7/17/2023	2.700%	**	328,213
	BACCT 2018-A2	9/15/2023	3.000%	**	258,069
	BAT CAP CORP	8/14/2020	2.297%	**	393,965
	BAT INTL FIN	6/15/2020	2.750%	**	413,128
	BB&T CORP	2/1/2021	2.150%	**	395,062
	BMW US CAP	4/6/2020	2.150%	**	472,823
	BPCM	5/10/2019	2.237%	**	210,081
	BP CAPITAL MKT PLC	2/13/2020	2.315%	**	236,050
	BP CAPITAL MKTS	5/3/2019	1.676%	**	69,850
	BPCE SA	7/15/2019	2.500%	**	251,922
	BMWLT 2017-2 A3	10/20/2020	2.070%	**	131,103
	BMWLT 2018-1 A3	7/20/2021	3.260%	**	115,658
	BANK OF AMER	10/19/2020	2.625%	**	258,591
	BK OF AMER	12/20/2023	3.004%	**	437,298
	BK MONTREAL QUE	12/12/2019	2.100%	**	426,403
	BARCLAYS BANK	1/11/2021	2.650%	**	793,288
	BERKSHIRE HATHAWAY	1/15/2021	2.375%	**	259,284
	BERKSHIRE HATH	3/15/2019	1.700%	**	127,355
	CBOE HLDGS INC	6/28/2019	1.950%	**	240,779
	CNH 2018-A A3	7/17/2023	3.120%	**	234,003
	CVS HEALTH CORP	3/9/2023	3.700%	**	250,187
	CVS HEALTH CORP	3/9/2021	3.350%	**	201,416
	CAPITAL ONE FIN	5/12/2020	2.500%	**	247,580
	COMET 2015-A2	3/15/2023	2.080%	**	76,146
	COMET 2015-A8	8/15/2023	2.050%	**	183,429
	COMET 2016-A4	6/15/2022	1.330%	**	284,269
	COMET 2017-A3	1/17/2023	2.000%	**	272,221
	COMET 2017-A4	7/17/2023	1.990%	**	395,085
	COMET 2018-A1	2/15/2024	3.010%	**	170,119
	CARMX 2015-3 A3	5/15/2020	1.630%	**	13,019
	CARMX 2016-2 A3	2/16/2021	1.520%	**	66,798
	CARMX 2017-4 A3	10/17/2022	2.110%	**	109,967
	CARMX 2017-3 A3	4/15/2022	1.970%	**	101,966
	CARMX 2018-2 A3	1/17/2023	2.980%	**	141,001
	CARMX 2018-4 A3	9/15/2023	3.360%	**	165,368
	CATERPILLAR FINL	1/10/2020	2.100%	**	192,020
	CHAIT 2016-A2 A	6/15/2021	1.370%	**	358,505
	CHAIT 2016-A5	7/15/2021	1.270%	**	143,811
	CISCO SYSTEMS INC	9/20/2019	1.400%	**	288,542
	CITIGROUP INC	2/18/2020	2.400%	**	619,794

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	CITIGROUP INC	4/25/2022	2.750%	**	199,792
	CCCIT 2016-A1	11/19/2021	1.750%	**	347,992
	CCCIT 2017-A3	4/7/2022	1.920%	**	302,476
	CCCIT 2017-A8	8/8/2022	1.860%	**	257,697
	CCCIT 2018-A1	1/20/2023	2.490%	**	265,814
	CITIBANK	2/12/2021	2.850%	**	601,160
	CITIZENS BK MTN	12/4/2019	2.450%	**	298,429
	CITIZENS BK MTN	10/30/2020	2.250%	**	270,782
	CITIZENS FINCL	7/28/2021	2.375%	**	25,588
	COMCAST CORP NEW	10/1/2020	3.300%	**	354,033
	COMCAST CORP NEW	10/1/2021	3.450%	**	330,959
	COMPASS BK BIRM	6/11/2021	3.500%	**	249,780
	CONSOLIDATED EDISON	3/15/2020	2.000%	**	71,458
	DAIMLER FIN	3/2/2020	2.250%	**	238,540
	DAIMLER FIN	7/5/2019	1.500%	**	199,499
	DAIMLER FIN N	5/5/2020	2.200%	**	197,393
	DAIMLER FIN	2/12/2021	2.300%	**	393,798
	DEERE JOHN CAP	1/8/2021	2.350%	**	399,002
	DEERE CAP	9/10/2021	3.125%	**	354,000
	DIAGEO CAPITAL PLC	5/18/2020	3.000%	**	451,946
	DIGITAL REALTY	10/1/2020	3.400%	**	197,004
	DISNEY (WALT)MTN	12/1/2022	2.350%	**	96,338
	DCENT 2015-A2 A	10/17/2022	1.900%	**	98,706
	DCENT 2016-A3	10/16/2023	1.850%	**	186,311
	DCENT 2017-A6	2/15/2023	1.880%	**	193,977
	DCENT 2018-A5	3/15/2024	3.320%	**	324,369
	DUKE ENERGY CORP	3/15/2023	3.050%	**	219,038
	ENTERPRISE PRODS	2/15/2021	2.800%	**	96,958
	EVERSOURCE ENERGY	3/15/2021	2.500%	**	165,355
	EXPRESS SCRIPTS	11/15/2021	4.750%	**	108,638
	EXPRESS SCRIPTS HLD	11/30/2020	2.600%	**	58,198
	FHLG 15YR #G13598	4/1/2020	5.000%	**	792
	FHLG 15YR #G15273	8/1/2026	3.500%	**	164,766
	FHLG 25YR #G05815	7/1/2035	5.500%	**	16,085
	FHLG #G01665	3/1/2034	5.500%	**	23,578
	FHLG 15YR #E02787	9/1/2025	4.000%	**	40,596
	FHLG 15YR #E02867	4/1/2026	4.000%	**	24,095
	FNR 2017-74 PA	11/25/2045	3.500%	**	406,863
	FNMA #310105	11/1/2034	5.500%	**	129,650
	FNMA 15YR #AL8242	11/1/2025	4.500%	**	80,362
	FNMA 10YR #MA1535	8/1/2023	2.000%	**	123,938

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	FIFTH THIRD BNK	9/27/2019	1.625%	**	288,188
	FIFTH THIRD BAN	7/27/2020	2.875%	**	152,928
	FITAT 2017-1 A3	2/15/2022	1.800%	**	163,334
	FORDO 2018-A A3	11/15/2022	3.030%	**	252,457
	FORDF 2018-1 A1	5/15/2023	2.950%	**	325,551
	FORDO 2016-C A3	3/15/2021	1.220%	**	103,685
	FORDO 2017-A A3	6/15/2021	1.670%	**	222,661
	FORDO 2016-A A3	7/15/2020	1.390%	**	54,199
	FORDO 16-B A3	10/15/2020	1.330%	**	72,844
	GE CAP INTL	11/15/2020	2.342%	**	532,407
	GMALT 2018-2 A3	6/21/2021	3.060%	**	136,922
	GMCAR 2018-1A A3	7/18/2022	2.320%	**	117,889
	GENERAL DYNAMICS	5/11/2021	3.000%	**	503,158
	GENERAL MILLS INC	4/16/2021	3.200%	**	48,067
	GLAXOSMITHKLINE	5/14/2021	3.125%	**	452,510
	GOLDMAN SACHS GRP	9/15/2020	2.750%	**	319,226
	GOLDMAN SAC BK USA	6/5/2020	3.200%	**	121,043
	GUARDIAN LIFE	4/25/2023	3.400%	**	250,605
	HSBC HLDNGS	3/13/2023	3.262%	**	296,520
	HSBC USA INC	6/23/2019	2.250%	**	159,441
	HOME DEPOT INC	3/1/2022	3.250%	**	405,037
	HAROT 2016-4 A3	12/18/2020	1.210%	**	94,018
	HAROT 2017-1 A3	7/21/2021	1.720%	**	112,456
	HUNT AUTO 16-1 A3	11/16/2020	1.590%	**	57,548
	HUNTINGTON NATL BK	5/14/2021	3.250%	**	293,504
	HYUNDAI CAP AM	3/19/2020	2.600%	**	149,172
	HART 2016-B	4/15/2021	1.290%	**	111,428
	HART 2018-A	7/15/2022	2.790%	**	163,072
	HYUNDAI CAP AME	2/6/2019	2.550%	**	222,133
	HART 2016-A	9/15/2020	1.560%	**	39,613
	INGERSOLL RAND	2/21/2021	2.900%	**	213,213
	INTERCONT EXCH	12/1/2020	2.750%	**	49,792
	JPMORGAN CHASE & CO	6/23/2020	2.750%	**	287,475
	JPMC CO	10/29/2020	2.550%	**	208,548
	JPMORGAN CHASE	3/22/2019	1.850%	**	150,332
	JPMORGAN CHASE	6/18/2022	3.514%	**	301,048
	MANUFACT &TRADE	5/18/2022	2.500%	**	292,300
	MANITOBA PROV	5/30/2019	1.750%	**	1,196,864
	MARSH & MCLENN	3/6/2020	2.350%	**	315,531
	MARSH & MCLENNAN	1/30/2022	2.750%	**	278,648
	MASSMUTUAL	10/11/2019	1.550%	**	694,621

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	MBALT 2018-A	2/16/2021	2.410%	**	218,242
	MET LFE GLB	9/13/2019	1.550%	**	208,875
	MET LIFE GLOB	4/8/2022	2.650%	**	402,056
	MET LFE GLB	6/12/2020	2.050%	**	265,947
	MITSUBISHI	10/16/2019	2.450%	**	199,883
	MITSUBISHI UFJ FI	3/1/2021	2.950%	**	289,928
	MITSUBISHI UFJ FIN	7/26/2021	3.535%	**	254,515
	MORGAN STANLEY	4/21/2021	2.500%	**	209,751
	MORGAN STANLEY	11/17/2021	2.625%	**	342,717
	MORGAN STANLEY	1/27/2020	2.650%	**	224,833
	NYS UDC	3/15/2022	2.550%	**	355,280
	NAROT 2017-A A3	8/16/2021	1.740%	**	136,823
	NAROT 2016-B A3	1/15/2021	1.320%	**	87,641
	ONTARIO PROVINCE	4/14/2020	4.400%	**	1,236,325
	PNC BK PITT MTN	11/5/2020	2.450%	**	247,840
	PNC BNK PITTSBURGH	7/29/2019	1.450%	**	249,385
	PNC BANK NA	12/9/2021	2.550%	**	244,275
	PHILIP MORS INT	1/15/2019	1.875%	**	211,721
	PHILIP MORRIS	2/25/2019	1.375%	**	290,669
	PHILIP MORR	11/1/2019	1.875%	**	247,777
	PRICOA GBL	9/13/2019	1.450%	**	298,068
	PRICOA GLBL	9/21/2022	2.450%	**	145,983
	PROTECTIVE LF	9/25/2020	2.161%	**	333,857
	PUBLIC SERVICE ELE	11/15/2022	2.650%	**	135,172
	QUEBEC PROVINCE	7/29/2020	3.500%	**	1,232,733
	REGIONS FINL CORP	8/14/2022	2.750%	**	236,973
	REGIONS BANK	4/1/2021	2.750%	**	247,588
	ROCHE HLDGS	9/30/2019	2.250%	**	259,770
	ROYAL BANK CANADA	7/29/2019	1.500%	**	219,776
	ROYAL BANK OF CANA	10/26/2020	2.150%	**	395,237
	SEMPRA ENERGY 2.4% 02/01/20	2/1/2020	2.400%	**	298,932
	SOUTHERN COMPANY	7/1/2019	1.850%	**	291,265
	SUMITOMO BKG	7/11/2019	2.250%	**	251,449
	SUMITOMO MITSUI	1/18/2019	2.050%	**	252,207
	SUMITOMO MITSUI	1/17/2020	2.514%	**	250,996
	SUNTRUST BAN	8/2/2022	3.502%	**	151,807
	SUNTRUST BANKS INC	3/3/2021	2.900%	**	140,115
	SVENSKA	5/24/2021	3.350%	**	401,144
	TORONTO DOMINION	11/5/2019	2.250%	**	299,410
	TORONTO DOM BANK	4/7/2021	2.125%	**	157,354
	TOYOTA MOTR CRED	4/17/2020	1.950%	**	247,657

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	TRANSCANADA	11/15/2019	2.125%	**	402,245
	UBS AG STAM	8/14/2019	2.375%	**	552,750
	UBS AG LON	6/8/2020	2.200%	**	246,289
	UBS AG LON	12/1/2020	2.450%	**	196,671
	USAOT 2017-1 A3	5/17/2021	1.700%	**	90,396
	USAA CAPITAL CO	7/1/2020	3.000%	**	405,640
	USTN	3/31/2020	1.375%	**	13,432,998
	USTN	4/30/2020	1.375%	**	2,517,624
	USTN	12/31/2020	1.750%	**	33,823,845
	USTN	11/30/2021	1.750%	**	11,948,617
	USTN	6/30/2020	1.875%	**	1,025,691
	USTN	5/15/2020	1.500%	**	13,464,954
	USTN	7/31/2022	1.875%	**	3,061,031
	UNITED TECHNOLOG	8/16/2021	3.350%	**	77,756
	VALET 2018-1 A3	11/21/2022	3.020%	**	151,167
	WELLPOINT INC	5/15/2022	3.125%	**	247,313
	WELLS FARGO & CO MTN	7/22/2020	2.600%	**	671,090
	WELLS FARGO BANK	1/15/2021	2.600%	**	449,791
	WELLS FA	7/23/2021	3.325%	**	405,437
	WESTPAC BANKING	11/19/2019	4.875%	**	439,120
	WESTPAC BANKING	8/19/2019	1.600%	**	289,126
	WOART 16-B A3	2/15/2022	1.300%	**	100,157
	WOART 2016-A A3	9/15/2021	1.770%	**	81,273
	ZIONS FIRST NATIO	8/27/2021	3.500%	**	274,424
	Total Synthetic Guaranteed Investment Contracts				132,627,063

	MUTUAL FUNDS:
*	Fidelity Ext Mkt Index		476,405 shares	**	25,306,686
*	Fidelity Contrafund - Class K		10,574,259 shares	**	116,422,598
*	Fidelity US Bond Idx		3,155,613 shares	**	35,595,316
*	Fidelity 500 Index		642,576 shares	**	55,968,435
*	Fidelity Int'l Index		158,516 shares	**	5,762,080
	MFS Institutional International Equity Fund		1,935,820 shares	**	43,343,015
	JP Morgan Equity Income Select Fund		4,330,022 shares	**	68,630,850
	DFA Emerging Markets Core Equity Fund		124,531 shares	**	2,397,230
	BlackRock Total Return Fund Class K		669,290 shares	**	7,509,434
	VOYA Small Cap Opps		544,607 shares	**	24,599,937
	Total Mutual Funds				385,535,581

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index TD Income T		322,402 units	**	4,374,998
*	Pyramis Index TD 2005 T		178,815 units	**	2,587,466
*	Pyramis Index TD 2010 T		196,068 units	**	3,033,177
*	Pyramis Index TD 2015 T		861,811 units	**	13,470,110
*	Pyramis Index TD 2020 T		3,273,604 units	**	50,478,985
*	Pyramis Index TD 2025 T		4,320,382 units	**	69,774,182
*	Pyramis Index TD 2030 T		3,776,006 units	**	60,038,496
*	Pyramis Index TD 2035 T		3,016,883 units	**	49,778,574
*	Pyramis Index TD 2040 T		2,246,739 units	**	36,576,916
*	Pyramis Index TD 2045 T		1,918,983 units	**	31,471,337
*	Pyramis Index TD 2050 T		1,538,709 units	**	25,050,189
*	Pyramis Index TD 2055 T		963,126 units	**	16,093,850
*	Pyramis Index TD 2060 T		189,916 units	**	2,248,615
*	Fidelity Growth Co Pool		10,732,053 units		195,752,656
	Total Common Collective Trusts				560,729,551

*	Ryder System, Inc. common stock		1,191,990	**	57,394,319
	Total investments per net assets available for plan benefits				1,140,191,227

*	Notes receivable from participants	maturing thru 2034	1.5% - 9.5%		35,813,570
	Investments at Fair Value				$1,176,004,797

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 11, 2019	By: /s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-231208, No. 333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 11, 2019, relating to the financial statements and supplemental schedule of Ryder System, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2018.

/s/ BDO USA, LLP
Miami, Florida
June 11, 2019